Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Receives ~$3M Edge Product Order
from Fast-Growing SASE Company

KFAR SAVA, Israel – August 3, 2022 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that it has secured an initial ~$3 million order from a US-based provider of cloud-based SASE (Secure Access Service Edge) solutions. This fast-growing client will use Silicom’s Edge platforms with minor customizations to provide both wired and wireless connectivity to its end-customers.

While the customer requested immediate delivery of the full order, the actual delivery schedule will be extended over the next quarters due to global shortages in needed components.

“The fact that this cloud cybersecurity leader has chosen our Edge products confirms their value for multiple markets – well beyond SD-WAN alone, our first target market for this innovative technology,” commented Liron Eizenman, Silicom’s CEO.

“Our Edge products offer the exact functionality, features and cost that telcos, service providers, appliance vendors and cloud players need for their next-generation systems and applications: precise compute capabilities with the best cost/performance ratio, efficient networking, wired and/or wireless connectivity, optimized heat dissipation and power consumption, a minimal number of moving parts (or none altogether), easy installation, minimum maintenance, and more. This, coupled with our ability to deliver rapid customization, onboarding and ramp-up support, positions us ideally for SASE and the other markets that use Edge platforms, as demonstrated by the large and growing pipeline that we have built from a variety of significant Design Wins and opportunities.”

Mr. Eizenman concluded, “As such, we now see that the total addressable market for our Edge products is much larger than we initially planned, and expect them to contribute significantly to our future growth.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com